Exhibit 99.4

THE ELMET GROUP CO.

EXECUTIVE COMPENSATION CLAWBACK POLICY

Adopted as of April 17, 2026

The Board of Directors (the “Board”) of The Elmet Group Co., (the “Company”) has adopted the following executive compensation clawback policy (this “Policy”). This Policy shall supplement any other clawback or compensation recovery policy or policies adopted by the Company or included in any agreement between the Company, or any subsidiary of the Company, and a person covered by this Policy. If any such other policy or agreement provides that a greater amount of compensation shall be subject to clawback, such other policy or agreement shall apply to the amount in excess of the amount subject to clawback under this Policy.

This Policy shall be interpreted to comply with Securities and Exchange Commission (“SEC”) Rule 10D-1 and Listing Rule 5608 (the “Listing Rule”) of The Nasdaq Stock Market, LLC (“Nasdaq”), as may be amended or supplemented and interpreted from time to time by Nasdaq. To the extent this Policy is any manner deemed inconsistent with the Listing Rule, this Policy shall be treated as having been amended to be compliant with the Listing Rule.

1. Definitions. Unless the context otherwise the following definitions apply for purposes of this Policy:

(a) Executive Officer. An executive officer is the Company’s chief executive officer and/or president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of the Listing Rule would include at a minimum executive officers identified in the Listing Rule.

(b) Financial Reporting Measures. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the SEC and may be such financial measures as may be determined by the Board or the Compensation Committee thereof (the “Compensation Committee”).

(c) Incentive-Based Compensation. Incentive-based compensation is any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure.

(d) Received. Incentive-based compensation is deemed “received” in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

2. Application of this Policy. This recovery of Incentive-Based Compensation from an Executive Officer as provided for in this Policy shall apply only in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of Company with any financial reporting requirement under the United States securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

3. Recovery Period.

(a) The Incentive-Based Compensation subject to recovery is the Incentive-Based Compensation Received during the three (3) completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in Section 2 above, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. The date that the Company is required to prepare an accounting restatement shall be determined pursuant to the Listing Rule. The “Restatement Date” is the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

(b) Notwithstanding the foregoing, this Policy shall only apply if the Incentive-Based Compensation is Received (i) while the Company has a class of securities listed on Nasdaq and (ii) on or after October 2, 2023.

(c) The provisions of the Listing Rule shall apply with respect to Incentive-Based Compensation received during a transition period arising due to a change in the Company’s fiscal year.

4. Erroneously Awarded Compensation. The amount of Incentive-Based Compensation subject to recovery from the applicable Executive Officers under this Policy (“Erroneously Awarded Compensation”) shall be equal to the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive Based-Compensation that otherwise would have been Received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (a) the amount shall be based on a reasonable estimate by the Company’s Chief Financial Officer (or principal accounting officer, if the office of Chief Financial Officer is not then filled) of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, which estimate shall be subject to the review and approval of the Compensation Committee; and (b) the Company must maintain reasonable documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq if requested. Notwithstanding the foregoing, if the proposed Incentive-Based Compensation recovery would affect compensation paid to the Company’s Chief Financial Officer, the determination shall be made by the Compensation Committee.

5. Timing of Recovery. The Company shall recover any Erroneously Awarded Compensation reasonably promptly except to the extent that the conditions of paragraphs (a), (b), or (c) below apply. The Compensation Committee shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with this “reasonably promptly” requirement. Such determination shall be consistent with any applicable legal guidance by the SEC, Nasdaq, judicial opinion, or otherwise. The determination of “reasonably promptly” may vary from case to case and the Compensation Committee is authorized to adopt additional rules or policies to further describe what repayment schedules satisfy this requirement.

(a) Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing (or making determinations in connection with the enforcement of) this Policy would exceed the amount to be recovered and the Compensation Committee has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall (i) make a reasonable attempt to recover such Erroneously Awarded Compensation, (ii) document such reasonable attempt or attempts to recover, and (iii) provide appropriate documentation to the Compensation Committee or Nasdaq, if requested.

(b) Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on a violation of home country law, the Company shall to the extent required by Nasdaq, obtain an opinion of home country counsel, in form and substance that would be reasonably acceptable to Nasdaq, that recovery would result in such a violation and shall provide such opinion to Nasdaq, if requested.

(c) Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder (as such provision may be amended, modified or supplemented).

6. Compensation Committee Decisions. Decisions of the Compensation Committee with respect to this Policy shall be final, conclusive and binding on all Executive Officers subject to this Policy. Furthermore, this Policy may be amended at any time by the Compensation Committee as long as the policy as amended remains in compliance with Nasdaq Listing Rule 5608.

7. No Indemnification. Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, the Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the effective date of this Policy).

8. Agreement to Policy by Executive Officers. The Company shall take reasonable steps to inform Executive Officers of this Policy and obtain their express agreement to this Policy, which steps may constitute the inclusion of this Policy as an attachment to any award that is accepted by an Executive Officer. This Policy shall be deemed to apply to each employment or grant agreement between the Company or any of its subsidiaries and any Executive Officer subject to this Policy.

9. Other Recovery Rights. This Policy shall be binding and enforceable against all Executive Officers and, to the extent required and permissible by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

10. Disclosure Requirements. The Company shall file all disclosures with respect to this Policy required by applicable SEC filings and rules

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